Exhibit 14.1

QUEST SOFTWARE, INC.

CODE OF CONDUCT AND ETHICS

(As Amended November, 2009)

Introduction

Quest Software, Inc. (“Quest”) is committed to maintaining and meeting the highest standards of business conduct and ethics in everything we do. Our corporate integrity and reputation depends on the honesty, fairness and integrity brought to the job by each person associated with Quest. We expect employees to exercise common sense, good judgment and the highest personal ethical standards in their decisions and any conduct that affects their work performance, other employees or Quest’s legitimate business interests.

The Code cannot possibly describe every practice or principle related to ethical conduct or address every situation involving an ethical or moral issue. The Code addresses certain behaviors that are particularly important to proper dealings with the people and entities with which we interact, but reflects only a part of our commitment. In addition, the Code is intended to supplement the Quest Employee Handbook and any policies established by Quest. Officers, managers and other supervisors are expected to instill in employees a sense of commitment to the spirit, as well as the letter, of the Code. Managers and other supervisors are also expected to ensure that all agents and contractors conform to Code standards when performing work for or on behalf of Quest.

Questions or concerns should be brought to a manager or to the Compliance Officer, David Cramer, Vice President and General Counsel. In addition, employees should be alert to and report possible violations of the Code by others without fear of any form of retaliation. Any employee found to have violated the standards in the Code may be subject to disciplinary action, up to and including termination and, in appropriate cases, to civil legal action or referral for criminal prosecution.

1.	Legal Compliance

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee’s operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that employees understand the legal and regulatory requirements applicable to their area of responsibility and the importance of compliance with these requirements. All employees are expected to comply with the relevant laws, rules and regulations associated with their employment, including laws concerning antitrust, business practices and insider trading.

Due to the nature and scope of Quest’s business, it would be impractical to cover all of the legal requirements that may apply to each employee’s function or location, and we certainly do not expect all employees to be knowledgeable about legal requirements in countries other than those in which they are based. However, there are a few general standards we expect all employees to understand, as described in this Code, and employees are expected to have a basic working knowledge of the applicable laws and prohibited activities related to their work for Quest.

If you have a question in the area of legal compliance, it is important that you not hesitate to seek answers from a supervisor or the Compliance Officer.

2.	Conflicts of Interest; Related Parties

Employees may not engage in any conduct that poses a conflict of interest with Quest’s business. A “conflict of interest” exists when an employee’s personal interest may conflict or interfere in any way with the interests of Quest or otherwise cast doubt on his or her objectivity in dealing with Quest business. Even the appearance of a conflict of interest can be very damaging and should be strictly avoided. In addition, employees are expected to devote their full attention to the business of Quest, and are prohibited from engaging any activity that interferes with their performance or responsibilities to Quest, or is otherwise in conflict with, or prejudicial to, Quest.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, you should discuss the matter with your manager or the Compliance Officer. If you observe a situation involving another employee that you believe, in good faith, might involve an actual or potential conflict, you must also report the situation to your manager or the Compliance Officer. If a manager is involved in the potential or actual conflict, you should go directly to the Compliance Officer. Reports from employees will be handled as confidentially as possible and appropriate for the circumstances.

The following are examples of situations that may involve or create an actual or apparent conflict of interests:

•	Involvement of you or one of your family members as an employee, director, consultant or otherwise with one of Quest’s competitors, customers or vendors.

To clarify this point, we understand that many employees have spouses or family members who are employed by other companies, many of which are competitors, customers or vendors. We do not necessarily expect the employee or his or her family members to change their employment relationships. There may be situations where, by reason of the level or responsibility or access to sensitive business information, we may not be able to permit the employee to continue in his or her current role. But in most cases, this won’t be required, and our basic expectation is that the employee disclose the fact of his or her family member’s employment in any situation where the employee is involved in business decisions or activities in which his or her family member’s employer is involved with Quest, and for the employee not to remain involved in that situation.

•	Owning, directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with Quest.

For this purpose, a “significant financial interest” will be deemed to exist if an employee owns 1% or more of the other company, as actual conflicts of interest are not likely to exist below this level.

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Soliciting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with Quest, or making or accepting inappropriate gifts (see Section 6, “Gifts and Entertainment” below).

•	Soliciting contributions for any charity or for any political candidate from any person or entity that does business or seeks to do business with us.

•	Taking advantage of corporate opportunities (see Section 3, “Corporate Opportunities” below).

•	Using corporate assets, including Quest’s time, name, information, equipment or facilities, for personal use.

•	Conducting business transactions as an employee of Quest with your relative, significant other or a business in which you have a significant financial interest.

To further clarify the first point above, you may not conduct Quest business with a relative or with a business in which you or a relative holds a senior management role, except in accordance with this Code. This type of activity is referred to as a “related party transactions.” If you are proposing a related party transaction or one is unavoidable, you must fully disclose the nature of the related party transaction in writing to the Quest Vice President responsible for your business function or location and the Compliance Officer (or, in the case of the Compliance Officer, the Audit Committee of the Board of Directors). If the Compliance Officer determines that the related party transaction is material to Quest, or involves an executive officer or Board member, then Quest’s Audit Committee of the Board must give prior approval of the related party transaction before you can complete the transaction. In addition, the related party transaction must be conducted in a manner that does not provide the related party with preferential treatment.

3.	Corporate Opportunities

Employees have a duty to advance Quest’s interests whenever the opportunity arises. Employees may not take personal advantage of opportunities that are presented to them or discovered as a result of their position with Quest or through use of Quest property or information, unless properly authorized. Even opportunities that are acquired privately by employees may be questionable if they are related to Quest’s existing or proposed lines of business. No employee may use his or her position with Quest or company property or information for improper personal gain, or compete with Quest in any way. You may not exploit for your own personal gain any such opportunities unless you disclose the opportunity fully in writing to the Compliance Officer or to the Board of Directors, and the Compliance Officer or Board of Directors determines that the Company will decline to pursue such opportunity.

4.	Books and Records; Financial Integrity; Public Reporting

Quest is committed to compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The integrity of Quest’s records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to the books of account. Therefore, employees must ensure that all corporate and business records are completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. Quest’s records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees, and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities.

We require that:

•	the terms of all sales transactions must be reflected accurately in the documentation for those transactions;

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employees must prepare all documentation in accordance with Quest’s policies, the documentation you submit in accordance with a transaction must be complete, and you will not enter into side letters or other unauthorized communications with a customer;

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no entry has been or will be made in our books and/or records that intentionally hides or disguises the nature of any transaction or of any of our liabilities, or misclassifies any transactions as to accounts or accounting periods;

•	all transactions are and will be supported by appropriate documentation;

•	employees have been complying and will comply with our system of internal controls at all times; and

•	no cash or other assets have been or will be maintained for any purpose in any unrecorded or “off-the-books” fund.

Quest’s accounting records are also relied upon to produce reports for our management, shareholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the SEC. It is imperative that these reports provide full, fair, accurate, timely and understandable disclosure and that they fairly present our financial condition and results of operations.

All employees responsible for preparing, accumulating or analyzing data or information for the preparation or filing of, or any other activity in connection with Quest’s periodic filings with the SEC or any other public communications must ensure that their duties are performed in such a manner that promotes, facilitates and enables Quest to provide full, fair, accurate, timely, and understandable disclosure.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to his or her manager or the Compliance Officer, and may do so without fear of dismissal or retaliation.

The Audit Committee of Quest’s Board of Directors will oversee treatment of employee complaints and concerns in this area. In order to facilitate the reporting of employee complaints, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. Please refer to our corporate intranet or your Employee Handbook for more information concerning these procedures.

If you believe a violation of our financial reporting requirements has occurred, please contact the Compliance Officer. You may also contact the Audit Committee at auditcommittee@quest.com or, if you wish to do so anonymously, by visiting the website located at www.Quest.com/audit or by calling the hotline at 1-877-226-2315. The hotline and website are operated by an independent third party to maintain confidentiality and where appropriate, anonymity.

5.	Fair Dealing; Business Practices

Quest strives to outperform the competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, never through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was obtained without the owner’s consent, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance Quest’s interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your manager or the Compliance Officer.

You are expected to deal fairly and honestly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job. No employee may take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair dealing practice.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation. Quest will not tolerate special favors or arrangements with suppliers that impair, or appear to impair, unfettered competition for our business.

6.	Gifts and Entertainment

Unless express permission is received from a manager, the Compliance Officer or the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee or family member of an employee unless consistent with customary business practices and not (a) excessive in value relative to the net worth or income of the recipient, (b) in cash, (c) intended (or is perceived as intended), directly or indirectly, to be in exchange for business or to influence any business decision or action, or is otherwise susceptible to being construed as a bribe or kickback or (d) in violation of any laws. If approved, the gifts and/or business entertainment will be intended only to create goodwill and sound working relationships and never to gain unfair advantage with customers or facilitate approvals from government officials. This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.” If you are uncertain about the appropriateness of any proposed entertainment or gift, discuss it with your manager or the Compliance Officer.

7.	Antitrust

Antitrust laws are designed to protect the competitive process and to protect consumers and competitors against unfair business practices. These laws generally prohibit agreements or actions that unreasonably restrain trade. Examples of agreements among competitors that generally violate antitrust laws include agreements, formal or informal, to fix or control prices, including the price at which a reseller may sell products; to divide or allocate customers, markets or territories; to boycott specific suppliers; or to limit the sale of products or product lines for anticompetitive purposes.

Arrangements or contracts with customers or suppliers which involve exclusive dealing, tie-in sales or other restrictive provisions or price discrimination may also be unlawful and should not be entered into without approval of the Quest Legal Department.

Certain kinds of information, such as pricing, production and inventory, should never be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Deceptive practices and unfair methods of competition are also prohibited. Examples of these include falsely disparaging a competitor or its products, making product claims without the facts to support them, making false or misleading claims about Quest products, and using another company’s trademarks in a way that might confuse customers as to the source of the product.

Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where we do business can be quite difficult, and employees are urged to seek assistance from their managers or the Compliance Officer whenever a question arises.

8.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Making illegal payment to government officials of any country is strictly prohibited.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery of a gift, favor or other gratuity to an official or employee of the U.S. government in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Compliance Officer can provide further guidance in this area.

9.	Protection and Proper Use of Company Assets

All employees are expected to protect our assets and ensure their efficient use. Unauthorized use or removal of Quest property, carelessness and waste have a direct impact on our profitability. Office supplies, computer equipment, buildings, products and other Quest properties are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Any misuse or suspected misuse of Quest assets must be immediately reported to your supervisor or the Compliance Officer.

10.	Business Communications

All business records and communications should be clear, truthful and accurate. Employees should be aware that conduct and records, including emails, are subject to internal and external audits, and that business records and communications often become public through litigation, government investigations and the media. Employees should be particularly mindful of the lack of secrecy inherent within IT and email systems. Accordingly, we should avoid exaggeration, colorful language, guesswork, legal conclusions and derogatory remarks or characterizations of people and companies in our communications. This applies to communications of all kinds, including email and informal notes or memos.

In order for Quest to ensure that its’ confidential information is protected and also to ensure that the Company’s electronic communication system is not being misused, employees should be mindful of the fact that Quest retains the right (subject in all cases to applicable law, including consent requirements) to monitor information transmitted, received or stored using our electronic equipment, with or without an employee’s or third party’s knowledge, consent or approval. In certain countries, employees are required to consent to such monitoring as a condition of their employment.

Misuse of the Company’s email system may lead to disciplinary action including dismissal.

11.	Proprietary Information; Confidentiality

One of Quest’s most important assets is its proprietary information and intellectual property. Proprietary information is defined as information that was developed, created or discovered by Quest, or that became known by or was conveyed to Quest, that has commercial value in our business. Employees who have received or have access to proprietary information must take every precaution to keep this information confidential. This includes software programs and subroutines, source and object code, trade secrets, copyrights, ideas, technologies, know-how, inventions (patentable or not), and any other information of any type relating to designs, configurations, algorithms, flowcharts, works of authorship, formulae, mechanisms, research and development or marketing plans and strategies, financial information, product architecture, engineering ideas, designs, databases, customer lists, pricing, personnel data (including salaries and other terms of compensation), personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information, including information provided to us by our customers, vendors and partners. This information may be protected by patent, trademark, copyright and trade secret laws.

Except when disclosure is authorized or legally mandated, you must not share Quest confidential information or that of our suppliers or customers with third parties or others within Quest who have no legitimate business purpose for receiving that information. Doing so would constitute a violation of the proprietary information and inventions agreement that you signed upon joining Quest. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

The use of confidential and proprietary information – whether belonging to Quest or a third party – is usually covered by a written agreement. In addition to the obligations imposed by that agreement, all employees should comply with the following duties:

•	Confidential information should be received and disclosed only under the terms of a written agreement

•	Confidential information should be disclosed only to those Quest employees who need to access it to perform their jobs for Quest

•	Confidential information of a third party should not be used or copied by any Quest employee except as permitted by the third-party owner (usually, as specified in a written agreement)

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Unsolicited third-party confidential information should be refused or, if inadvertently received by a Quest employee, returned unopened to the third party or transferred to the Legal Department for appropriate disposition.

Employees must refrain from using any confidential information belonging to former employers, and such information must never be brought to Quest or provided to other Quest employees.

If you feel it is appropriate to share confidential information with our business partners or potential business partners, it is essential that your supervisor or the Compliance Officer approves the proposed disclosure in advance and that the receiving party is bound by an appropriate nondisclosure agreement. You must not sign a third party’s nondisclosure agreement or accept changes to Quest’s nondisclosure agreement without review and approval by the Legal Department or Contracts Department.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers must be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within Quest, such as cafeterias. All Quest emails, voicemails and other communications are presumed confidential and must not be forwarded or otherwise disseminated outside of Quest, except where required for legitimate business purposes.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by Quest, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

12.	Waivers

Any waiver of this Code for executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be authorized only by Quest’s Board of Directors and are subject to disclosure in Quest’s public filings as required by applicable laws, rules and regulations.

13.	Compliance Standards and Procedures

We have established the position of Compliance Officer to oversee our legal compliance and ethics program. The Compliance Officer is a person to whom you can address any questions or concerns. The Compliance Officeris located at our Aliso Viejo, California office and can be reached at extension 48023.

If you encounter a situation or are considering a course of action and the appropriateness is unclear, discuss the matter promptly with your supervisor or the Compliance Officer. If you are uneasy about a situation or action that seems to fall within technical compliance of the Code, take steps to clarify your concerns; even the appearance of impropriety can be very damaging and is to be avoided. If you are aware of suspected or actual violations of Code standards by others, you have a responsibility to report it.

Your most immediate resource is your direct supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. Whether you choose to speak with your supervisor or the Compliance Officer, you should do so without fear of any form of retaliation. If you are uncomfortable speaking with the Compliance Officer because he or she works in your department or is one of your supervisors, please contact Human Resources.

We have also established a toll-free voice hotline at 1-877-226-2315, and a website located at www.Quest.com/ethics, for those who wish to ask questions about Quest policy, seek guidance on specific situations or report violations of the Code. The hotline and website are operated by an independent third party to maintain confidentiality and where appropriate, anonymity. Whether you identify yourself or remain anonymous, your telephone or email contact will be kept strictly confidential to the extent reasonably possible within the objectives of the Code. Again, anyone contacting us with an ethics issue will not be subject to retaliation for having made the contact and reporting the concern.

Your ethics question or concern will be taken seriously. The Compliance Officer will work with you to arrive at the actions that will be taken to address your concern and, if you wish, will advise you of the follow-up steps taken. As needed, the Compliance Officer will consult with the legal department, the Human Resources department and/or the Audit Committee of the Board of Directors. If you prefer to remain anonymous, you should use the toll-free voice mail box number, or call the Compliance Officer using an outside line. Anyone found to be in violation of the Code may be subject to disciplinary action, up to and including termination. In some cases, Quest may pursue civil action or referral for criminal prosecution. There is no set pattern that the corrective action may follow. Certain conduct may result in immediate dismissal, without a “second chance.”

Code of Conduct and Ethics Policy

EMPLOYEE ACKNOWLEDGMENT

I have been provided with a copy of the Code of Conduct and Ethics Policy for Quest Software, Inc. I understand that it is my responsibility to read the policy and that I will be expected to comply with the guidelines established. I further understand that failure to comply with such guidelines may lead to disciplinary action up to and including termination.

Dated:

Employee Signature

Employee – Print Name